Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

September 21, 2004

Item 3

News Release

The press release was issued on September 21, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market

News.

Item 4

Summary of Material Change

Nevsun Resources Ltd., (NSU/TSX) would like to announce that Mr. John Clarke, President and Chief Executive Officer of Nevsun Resources Ltd., was in Asmara, Eritrea from September 8th to September 16th in an effort to get a better understanding of the directive by the Government of Eritrea to halt all exploration work. In Asmara he met with the Minister of Mines and Energy and senior officials in the Department of Mines. The Government has not provided any clarification of their directive. Nevsun will continue to comply with the Government directive.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

September 21, 2004

NEVSUN RESOURCES LTD.

Per: _"Maureen Carse"_______

                   Maureen D. Carse

       Corporate Secretary

N E W S R E L E A S E

UPDATE ON THE AFFAIRS IN ERITREA

September 21, 2004

Nevsun Resources Ltd., (NSU/TSX) would like to announce that Mr. John Clarke, President and Chief Executive Officer of Nevsun Resources Ltd., was in Asmara, Eritrea from September 8th to September 16th in an effort to get a better understanding of the directive by the Government of Eritrea to halt all exploration work. In Asmara he met with the Minister of Mines and Energy and senior officials in the Department of Mines. The Government has not provided any clarification of their directive. Nevsun will continue to comply with the Government directive.

Management has no comment on rumours and speculation circulating in the marketplace as any comment would be conjecture. We fully recognize the value of shareholder concerns and will provide further factual information as it becomes available.

On Eritrea related matters, work outside of the country is continuing on the completion of the independent resource estimate for the Bisha Project by the end of September. The Company is planning for the advancement of this project to commercial production.

A third diamond drill rig is currently in transit to Eritrea. Once an announcement is received from the Government granting permission to recommence exploration activities, the first priority of the planned drill program will be geotechnical drilling and sampling for metallurgical testing in connection with a feasibility study for the Bisha Main Project. Exploration work at Bisha and Nevsun's other properties in Eritrea will also continue.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD.

For further information, Contact:

Don Halliday

“John A. Clarke”

Manager, Investor Relations

(604) 623-4700 or 1-888-600-2200

Dr. John A. Clarke

email:  dhalliday@nevsun.com

President & Chief Executive Officer

Nsu04-23.doc

Website:  www.nevsun.com

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